Exhibit 12.1

	United Surgical Partners International, Inc. Ratio of Earnings to Fixed Charges (Unaudited) (In Thousands)
	Successor								Predecessor
	Pro Forma Six Months Ended June 30, 2012	Pro Forma Year Ended December 31, 2011	Six Months Ended June 30, 2012	Years Ended December 31,				Period from April 19 through December 31, 2007	Period from January 1 through April 18, 2007

				2011	2010	2009	2008
Income from continuing operations before adjustment for noncontrolling interests and income taxes	$73,103	$150,113	$42,772	$170,565	$129,174	$112,508	$96,209	$60,186	$12,647
Adjustments to earnings from unconsolidated affiliates (a)	2,967	3,084	2,967	3,084	3,774	(3,003)	7,373	5,561	4,620
Adjustment for capitalized interest	—	—	—	—	—	—	—	—	—

	76,070	153,197	45,739	173,649	132,948	109,505	103,582	65,747	17,267
Fixed Charges:
Interest expensed and capitalized	44,146	86,365	36,857	60,359	63,389	64,010	74,810	59,082	7,430
Amortized discounts and capitalized expenses related to debt	2,264	4,571	1,926	3,483	3,266	3,253	2,823	1,828	179
Estimate of interest within rental expense	4,395	7,050	4,395	7,050	7,232	7,441	7,745	6,949	2,240

Total Fixed Charges	50,805	97,986	43,178	70,892	73,887	74,704	85,378	67,859	9,849

Total Earnings and Fixed Charges	$126,875	$251,183	$88,917	$244,541	$206,835	$184,209	$188,960	$133,606	$27,116

Ratio	2.50	2.56	2.06	3.45	2.80	2.47	2.21	1.97	2.75

(a) The ratio of earnings to fixed charges has been computed on a “total enterprise” basis, which requires the Company’s historically reported earnings and other amounts to be adjusted to include unconsolidated majority-owned subsidiaries and the consolidated group’s share of 50%-owned entities, as if all such entities were consolidated. In addition, the rules governing the computation of this ratio require the Company to include only distributed earnings of other unconsolidated affiliates, and to deduct the Company’s equity in the losses of unconsolidated affiliates only when their debt has been guaranteed by the Company, in which case fixed charges associated with the guaranteed debt are included in fixed charges.

(b) The pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 and the six months ended June 30, 2012, assumes the consummation of financing transactions on January 1, 2011 and January 1, 2012, respectively.